UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

LAUREATE EDUCATION, INC.
(Name of Subject Company)

LAUREATE EDUCATION, INC.
(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

Robert W. Zentz, Esq.
Senior Vice President and General Counsel
Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
(410) 843-6100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R.W. Smith, Jr., Esq. Jason C. Harmon, Esq. DLA Piper US LLP 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000	Robert B. Robbins, Esq. Thomas J. Plotz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W. Washington, D.C. 20037 (202) 663-8000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements Items 2, 4 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 8, 2007 (as amended, the "Schedule 14D-9") with the Securities and Exchange Commission (the "SEC") by Laureate Education, Inc., a Maryland corporation ("Laureate"), relating to the offer by L Curve Sub Inc. ("L Curve") and M Curve Sub Inc. ("M Curve"), each a Maryland corporation (each a "Purchaser", and together, the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), to purchase at a price of $62.00 net per share in cash (subject to applicable withholding tax) without interest, all outstanding shares of common stock, par value $0.01 per share, of Laureate, on the terms and subject to the conditions specified in the offer to purchase dated June 8, 2007, as amended by Amendment No. 2 to the Schedule TO of the Purchasers and the other parties thereto filed with the SEC on June 26, 2007 (the "Offer to Purchase") and related letter of transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

        Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.    Identity and Background of Filing Person

Offer

        The first two paragraphs are hereby amended and replaced with the following:

        L Curve Sub Inc. ("L Curve") and M Curve Sub Inc. ("M Curve"), each a Maryland corporation (each a "Purchaser", and together, the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), are offering to purchase, at a price of $62.00 net per share in cash (subject to applicable withholding tax) without interest, all outstanding Shares on the terms and subject to the conditions specified in the offer to purchase dated June 8, 2007 as amended by Amendment No. 2 to the Schedule TO of the Purchasers and the other parties thereto filed with the Securities and Exchange Commission (the "SEC") on June 26, 2007 (the "Offer to Purchase") and related letter of transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). The Offer to Purchase and related letter of transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        Parent is an Alberta limited partnership that was formed on January 28, 2000 and has served as a holding company for investments. Parent is owned by a consortium of investment funds and other investors which currently includes investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co., S.A.C. Capital Management, LLC, Moore Capital Management, LLC, Citi Private Equity, Makena Capital Management LLC, Torreal Sociedad de Capital Riesgo de Régimen Simplificado S.A., SPG Partners, LLC, Vulcan Capital Education Holdings LLC, Brenthurst Funds, Sterling Partners, Demeter Holdings Corporation, Stockwell Fund, L.P., and Morgan Creek Partners II, LP, as well as Bregal Europe Co-Investment L.P., Caisse de dépôt et placement du Québec, Citigroup Global Markets and Douglas L. Becker, the Company's Chairman and Chief Executive Officer, and Steven M. Taslitz. Messrs. Becker and Taslitz, along with Douglas L. Becker's brother, Eric D. Becker, and one of our board members, R. Christopher Hoehn-Saric, are founding members of Sterling Partners, a private equity firm. We refer to Douglas L. Becker, Eric D. Becker and Messrs. Taslitz and Hoehn-Saric as the Sterling Founders. Sterling Capital Partners II, L.P., which we refer to as SCP II, and Sterling Capital Partners III, L.P., which we refer to as SCP III, private equity funds affiliated with Sterling Partners, are among the consortium of investors that owns Parent. In addition, Messrs. Becker and Taslitz and certain trusts affiliated with each of them, have committed to contribute to Parent all or a portion of their shares of the Company's common stock in connection with the merger in exchange for a portion of the equity securities of Parent. Messrs. Becker and Taslitz and these affiliated trusts are referred to as the Rollover Investors.

Item 4.    The Solicitation or Recommendation

Solicitation or Recommendation

        The last sentence of the first full paragraph on page 7 of the Schedule 14D-9 is hereby amended and replaced with the following:

        "The Company has been advised that Mr. Miller has arranged with Sterling Partners so that he will not participate in SCP II's or SCP III's investment in Parent and will not receive any ecomonic benefit from the Merger realized by Sterling Partners, any of the Sterling Founders or any of their affiliates."

Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger

The Special Committee

        The first full paragraph on page 17 of the Schedule 14D-9 is hereby amended and replaced with the following:

        "In the course of reaching the determinations and decisions, and making the recommendations, described above, the special committee based its determination and favorable recommendations on a number of reasons that affirmatively supported such determination and favorable recommendation, including, but not limited to, the following:"

        The second bullet point on page 17 of the Schedule 14D-9 is hereby amended and replaced with the following:

  •
  that the proposed Original Merger consideration was all cash, so that the transaction allowed the Company's unaffiliated stockholders to immediately realize a fair value, in cash, for their investment and provide such stockholders certainty of value for their shares, especially when viewed against the risks inherent in the Company's business plan, including the following, which risks the special committee viewed as supporting its decision to agree to the Original Merger and its determination that the Original Merger consideration was fair:

        The second to last bullet point on page 18 of the Schedule 14D-9 is hereby amended and replaced with the following:

  •
  the current and historical market prices of the Company's common stock, including the market price of the Company's common stock relative to those of other participants in the Company's industries and general market indices, and the fact that the Original Merger consideration of $60.50 per share represented a premium of 23% over the closing price of the Company's common stock on January 4, 2007, the day before the special committee authorized its advisors to begin negotiation of a definitive agreement at a price of $60.50 per share, all of which the special committee believed supported its conclusion that the Original Merger consideration was fair. In addition, the special committee noted that the $60.50 per share Original Merger consideration represented a premium of almost 20% over the 30-day average closing prices of the Company's common stock over the period preceding the announcement of the transaction on January 28, 2007, which premium the special committee also believed supported its fairness determination and recommendation to the board of directors;

        The following language is hereby added to the end of the last bullet point on page 18 (and which continues on to page 19) of the Schedule 14D-9 and to the end of the first two bullet points on page 19 of the Schedule 14D-9:

        ", which the special committee believed supported its conclusion that the Original Merger consideration was fair"

        The fifth bullet point on page 19 of the Schedule 14D-9 is hereby amended and replaced with the following:

  •
  the terms and conditions of the Original Merger Agreement, which the special committee, after consultation with legal counsel, considered to be favorable to the stockholders and supported its determination, including:

        The first full paragraph on page 21 of the Schedule 14D-9 is hereby amended and replaced with the following:

        "In the course of reaching the determinations and decisions, and making the recommendations, described above, the special committee also considered the following factors relating to the procedural safeguards that the special committee believed were present to ensure the fairness of the Original Merger and to permit the special committee to represent the Company's unaffiliated stockholders without retaining an unaffiliated representative to act solely on behalf of the unaffiliated stockholders, each of which the special committee believed supported such determination and favorable recommendation and provided assurance of the fairness of the Original Merger to the Company's unaffiliated stockholders:"

        The second full paragraph on page 23 of the Schedule 14D-9 is hereby amended and replaced with the following:

        "In making its determinations and recommendation with respect to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, the special committee considered the information, reasons, factors and safeguards listed above, both positive and negative, other than those, such as contractual terms not present in the Merger Agreement (such as provisions relating to the "go shop" period), that were no longer relevant to the special committee's decision. In addition, the special committee based its determination and favorable recommendation on the following additional reasons that it believed affirmatively supported such determination and favorable recommendation:"

        The following language is hereby added to the end of the bullet point on page 23 of the Schedule 14D-9:

        ", all of which the special committee believed supported its conclusion that the cash consideration to be paid under the merger agreement is fair"

        The following language is hereby added to the end of the second, third, fourth and fifth bullet points on page 24 of the Schedule 14D-9:

        ", which supported the special committee's fairness determination because in the special committee's view it increased the certainty of value and the time value of the consideration offered to the stockholders in the Offer and the Merger"

        The following language is hereby added to the end of the sixth bullet point on page 24 of the Schedule 14D-9:

        ", which opinions the special committee believed supported its conclusion that the consideration to be offered to the stockholders in the Offer and the Merger was fair"

        The following language is hereby added to the end of the seventh bullet point on page 24 of the Schedule 14D-9:

        ", which the special committee believed supported its conclusion as to fairness"

        The following language is hereby added to the end of the eighth bullet point on page 24 of the Schedule 14D-9:

        ", which experience the special committee believed supported its conclusion that the consideration to be offered to stockholders in the Offer and the Merger was fair"

        The first full paragraph on page 25 of the Schedule 14D-9 is hereby amended and replaced with the following:

        "The foregoing discussion of the information, reasons and factors considered by the special committee includes the material reasons and factors considered by the special committee. In view of the variety of reasons and factors considered in connection with its evaluation of the Original Merger, the Offer and the Merger, the special committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different reasons. The special committee approved and recommends the Merger Agreement, the Offer and the Merger based upon the totality of the information presented to and considered by it."

Our Board of Directors

        The first sentence of the second full paragraph on page 25 of the Schedule 14D-9 is hereby amended and replaced with the following:

        "The Company's board of directors consists of nine directors, one of whom, Mr. Becker, will be a Rollover Investor, another of whom, Mr. Hoehn-Saric, along with Mr. Becker and Mr. Taslitz, is a founding member of Sterling Partners and another of whom, Mr. Miller, is a limited partner in the general partner of SCP II and SCP III."

        The last paragraph beginning on page 25 and continuing on to page 26 of the Schedule 14D-9 is hereby amended and replaced with the following:

        "A majority of the directors who are not employees of the Company approved the Offer, the Merger and the Merger Agreement and the other transaction contemplated thereby. Messrs. Becker and Hoehn-Saric did not participate in the board of directors' deliberations or the vote. Mr. Miller was present for the meeting, but abstained from voting on the grounds that he is a limited partner in the general partner of SCP II. Ms. Aguilera was present for most of the meeting, but was unable to participate in the vote due to absence from the portion of the meeting at which the vote was taken. The Company has been advised that Mr. Miller has arranged with Sterling Partners so that he will not participate in SCP II's and SCP III's investment in Parent and will not receive any economic benefit from the Merger realized by Sterling Partners, any of the Sterling Founders or any of their affiliates."

        The first full paragraph on page 26 of the Schedule 14D-9 is hereby amended and replaced with the following:

        "In determining that the Merger Agreement is substantively and procedurally fair to, and is advisable to and in the best interests of, the Company's unaffiliated stockholders, and approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, and recommending that the Company's stockholders tender their shares into the Offer, if required by applicable Maryland law, vote for the approval of the Offer, the Merger and the Merger Agreement, the board of directors based its determination and recommendation on a number of reasons that affirmatively supported such determination and recommendation, including the following reasons:"

        The following language is hereby added to the end of the second bullet point on page 26 of the Schedule 14D-9:

        ", which opinions the board of directors believed supported its conclusion that the consideration to be offered to the stockholders in the Offer and the Merger was fair"

        The following language is hereby added to the end of the third bullet point on page 26 of the Schedule 14D-9:

        ", which the board of directors believed supported its conclusion as to fairness"

        The fifth bullet point on page 26 of the Schedule 14D-9 is hereby amended and replaced with the following:

  •
  the factors considered by the special committee, including the special committee's reasons for recommending approval of the Offer, the Merger and the Merger Agreement, the risks and potentially negative factors relating to the Merger Agreement, and the factors relating to procedural safeguards, which the board of directors believed supported its conclusion as to fairness.

        The second full paragraph on page 26 of the Schedule 14D-9 is hereby amended and replaced with the following:

        "The foregoing discussion of the information, reasons and factors considered by the Company's board of directors includes the material reasons and factors considered by the board of directors. In view of the variety of reasons and factors considered in connection with its evaluation of the Original Merger, the Offer and the Merger, the Company's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different reasons. The board of directors approved and recommended the Merger Agreement, the Offer and the Merger based upon the totality of the information presented to and considered by it."

Item 8.    Additional Information

        Item 8. Additional Information is hereby amended and supplemented as follows:

Fees and Expenses of the Offer and the Merger

        We estimate that we will incur, and will be responsible for paying, transaction-related fees and expenses, consisting primarily of financial, legal, accounting and tax advisory fees, SEC filing fees and other related charges, totaling approximately $25,631,438. This amount includes the following estimated fees and expenses:

Description	Amount to be Paid
SEC filing fee	$106,438
Printing and mailing expenses	275,000
Financial fees and expenses	22,500,000
Legal fees and expenses	2,300,000
Accounting and tax advisory fees and expenses	200,000
Miscellaneous expenses	250,000

Total	$25,631,438

Item 9.    Exhibits

        Item 9 of the Schedule 14D-9 is hereby amended and is restated as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2007 as amended by Amendment No. 2 to the Schedule TO of the Purchasers and the other parties thereto filed with the Securities and Exchange Commission (the "SEC") on June 26, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchasers and the other parties thereto, as amended (the "Schedule TO")).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Summary Advertisement dated June 8, 2007 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(1)(H)	Tender Offer Instruction Form (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(a)(1)(I)	Press Release issued by Company on June 4, 2007 (incorporated by reference to Schedule 14D-9 filed on June 4, 2007).
(a)(1)(J)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to Schedule 14D-9).
(a)(1)(K)	Letter to Stockholders from the Chairman of the Special Committee of Laureate Education, Inc., dated June 8, 2007.*
(a)(1)(L)
Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 1 of the Schedule TO-T/A of the Purchasers and the other parties thereto filed with the Securities and Exchange Commission on June 12, 2007).
(a)(1)(M)	Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts (incorporated by reference to Exhibit (1)(5)(B) to the Schedule TO).
(a)(5)(A)
Fairness Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of Laureate Education, Inc., dated January 28, 2007 (incorporated by reference to the Rule 13e-3 Transaction Statement, as amended, filed by the Company in connection with the Offer and the Merger (the "Schedule 13E-3")).
(a)(5)(B)
Presentation of Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007 (incorporated by reference to the Schedule 13E-3).

(a)(5)(C)	Fairness Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of Laureate Education, Inc., dated June 2, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(a)(5)(D)	Presentation of Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007 (incorporated by reference to the Schedule 13E-3).
(a)(5)(E)
Fairness Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated to the Board of Directors of Laureate Education, Inc., dated January 28, 2007 (incorporated by reference to the Schedule 13E-3).
(a)(5)(F)
Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007 (incorporated by reference to the Schedule 13E-3).
(a)(5)(G)	Fairness Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated to the Board of Directors of Laureate Education, Inc., dated June 2, 2007.*
(a)(5)(H)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007.*
(e)(1)
Amended and Restated Agreement and Plan of Merger, dated as of June 3, 2007, among Laureate Education, Inc., a Maryland corporation, Wengen Alberta, Limited Partnership, an Alberta limited partnership, and L Curve Sub Inc., a Maryland corporation (incorporated by reference to Exhibit 2.1 to the 8-K filed on June 4, 2007).
(e)(2)	Form of Retention Agreement between Laureate Education, Inc. and the Executive party thereto (incorporated by reference to the Schedule 13E-3).
(e)(3)(A)	Confidentiality and Non-Disclosure Agreement dated August 17, 2006 between Laureate Education, Inc. and Sterling Capital Partners II (incorporated by reference to the Schedule 13E-3).
(e)(3)(B)
Voting Agreement dated June 3, 2007 by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(3)(C)	Form of Tender Agreement (incorporated by reference to Exhibit (d)(11) to the Schedule TO).
(e)(3)(D)	Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)(E)
Amended and Restated Interim Investors Agreement, dated June 3, 2007, between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(3)(F)	Rollover Letter, dated June 3, 2007, between The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(3)(G)	Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(3)(H)	Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(7) to the Schedule TO).
(e)(3)(I)	Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(8) to the Schedule TO).
(e)(3)(J)
Commitment letter dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(9) to the Schedule TO).
(e)(3)(K)	Rollover Letter, dated June 3, 2007, between Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(12) to the Schedule TO).
(e)(3)(L)
Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership (incorporated by reference to Exhibit (d)(11) to the Schedule TO).
(g)	None.

*
Previously filed

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert W. Zentz (Signature)
Robert W. Zentz, Senior Vice President and General Counsel (Name and title)
June 27, 2007 (Date)